December 21, 2021

via edgar

Elisabeth Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First American Funds Trust (the “Registrant”)

Initial Registration Statement on Form N-1A (File Nos. 333-260527 and 811-23751)

Dear Ms. Bentzinger:

Below are responses to your comments, which we received from you via correspondence dated November 23, 2021, with regard to the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 27, 2021.

The Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

General Comments

1.	Comment: Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: The Registrant confirms that all missing information, including all exhibits, will be filed in a pre-effective amendment to the Registration Statement.

2.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.

Response: The Registrant has not submitted and does not expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

3.	Comment: When available, please include the ticker symbols on the cover page and in Item 1(a)(2) of Form N-1A; Regulation S-T, Rule 313(b)(1).

Response: The requested change will be made when ticker symbols are available.

4.	Comment: Please include hyper-links to all exhibits in Part C of the registration statement as well as other information incorporated by reference, including the Annual Report for each Predecessor Fund. Rule 411 of the Securities Act of 1933, as amended (the “1933 Act”) and Rule 0-4 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The requested change has been made.

Summary Prospectuses

Fees and Expenses

5.	Comment: Please conform the narrative preceding the fee table to the wording required by Item 3 of Form N-1A (i.e., state that the table describes fees and expenses an investor may pay if he or she buys, holds, and sells shares, and include the bolded statement that other fees such as brokerage commissions may also be paid to financial intermediaries).

Response: The requested change has been made.

6.	Comment: Please extend the expiration of the fee waiver and expense reimbursement to a date that is no less than one year from the effective date of the registration statement, or remove such arrangement from the fee table and expense example. Instruction 3(e) to Item 3 of Form N-1A.

Response: The disclosure has been revised to state that the term of the fee waiver and expense reimbursement agreement will be until February 28, 2023.

7.	Comment: With respect to the summary prospectus for the Government Obligations Fund, Class A shares, please remove the fee waiver and expense reimbursement from the fee table and expense example, as the arrangement has not resulted in a reduction in Fund operating expenses. Instruction 3(e) to Item 3 of Form N-1A.

Response: The requested change has been made.

Principal Risks

8.	Comment: We note that the principal risks appear in alphabetical order. Please order the risks to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield, and total return. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant respectfully declines to make the Staff’s requested change at this time. While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of a fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, given each fund’s investment mandate, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding, the foregoing, the Registrant respectively notes that it has the following disclosure at the beginning of the “Principal Risks” section of each fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the fund, regardless of the order in which it appears.”

9.	Comment: Under the risk factor titled “Interest Rate Risk,” please consider referencing the current low interest rate environment and what impact this may have on the Funds.

Response: The requested change has been made and is reflected in the section of the Statutory Prospectuses titled “More About the Funds—Description of Principal Investment Risks”.

Fund Performance

10.	Comment: With respect to the summary prospectus for the Government Obligations Fund, Class D shares, please provide a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year). Item 4(b)(2)(i) of Form N-1A.

Response: The requested change has been made.

11.	Comment: In the Class T share summary prospectuses for the Government Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund, and the U.S. Treasury Money Market Fund, please make clear in the second paragraph that Class T shares have not yet commenced operations, and therefore the performance information is based on the performance of the Fund’s Class A shares, an existing class of the Fund.

Response: The Registrant has added disclosure to note that while Class T shares of the respective Predecessor Funds have commenced operations, they do not yet have a full calendar year of performance. As such, performance information is based on the performance of the Fund’s Class A shares, an existing class of the Fund.

Statutory Prospectuses

Description of Principal Investment Risks

12.	Comment: The Tax Risk discussion references the Retail Prime Obligations Fund and Institutional Prime Obligations Fund, but these Funds do not include a discussion of tax risk in the principal risk section of their summary prospectuses. Please revise this disclosure accordingly.

Response: The disclosure has been revised to remove references for Retail Prime Obligations Fund and Institutional Prime Obligations Fund.

13.	Comment: Similarly, to avoid investor confusion, please break out the discussion on Variable Rate Demand Note (VRDN) and Tender Option Bond (TOB) Risk into two separate risk factors, as the Retail Prime Obligations Fund and Institutional Prime Obligations Fund do not, as a principal strategy, invest in tender option bonds.

Response: The requested change has been made.

Pricing of Fund Shares

14.	Comment: The prospectus states that redemption proceeds to be paid by wire will “normally” be paid on the same day that the redemption request is accepted in proper form by the funds. Please clearly state that all redemption proceeds, regardless of the method of payment, will be sent no later than seven days following receipt of the redemption request. Section 22(e) of the 1940 Act.

Response: The requested change has been made.

15.	Comment: Please clarify in the fifth paragraph that a shareholder’s purchase or redemption price will be based on that day’s NAV per share if the order is received by the funds or a financial intermediary that has been authorized to accept orders on behalf of the funds.

Response: The requested change has been made.

16.	Comment: Disclosure in the fifth paragraph also states that a shareholder should contact his or her financial intermediary to determine the time by which it must receive a purchase or redemption order to receive same day processing, suggesting that such intermediaries may impose cut-off times earlier than those imposed by the Funds and disclosed in the prospectus. Please explain supplementally if the Funds have any specific knowledge of an intermediary imposing its own early cut-off time, and the circumstances surrounding that cut-off time. Please also explain how the intermediary’s imposition of an early cut- off time is consistent with the Funds’ obligations under Rule 22c-1 of the 1940 Act to effect purchase and redemption orders at the current net asset value next computed after receipt of a purchase or redemption request.

Response: The prospectus states that an investor’s purchase or redemption price will be based on that day’s NAV per share if the investor’s order is received by the funds in proper form prior to the time the fund calculates its NAV (see “Calculating Net Asset Value” in the prospectus). The disclosure also states that to make sure an order is in proper form, an investor must follow the instructions set forth under the section of the prospectus titled “Purchasing and Redeeming Fund Shares.” The Registrant has included the following text in the prospectus for thoroughness: “Contact your financial intermediary to determine the time by which it must receive your order to be assured same day processing.”

12b-1 Fees

17.	Comment: With respect to Class A shares, please reconcile the disclosure stating that each Fund pays a Rule 12b-1 distribution fee equal to 0.15% with the disclosure in the fee table stating that each Fund pays a Rule 12b-1 fee equal to 0.25%.

Response: The disclosure has been revised to clarify that Class A shares pay a Rule 12b-1 distribution fee equal to 0.25% and a non-12b-1 shareholder serving fee of 0.25%.

Redeeming Fund Shares

18.	Comment: When discussing redemptions in-kind, please disclose additional detail regarding in-kind redemption practices, such as whether those redemptions would be a pro-rata portion of portfolio assets, individual securities, or representative securities baskets.

Response: The requested change has been made.

Taxes

19.	Comment: To the extent the applicable share class permits exchanges, please disclose that the exchange of Fund shares for shares of another fund will be treated as a sale of Fund shares, and any gain on the transaction may be subject to federal income tax. Item 11(f)(1)(iii) of Form N-1A.

Response: The disclosure has been revised accordingly.

20.	Comment: With respect to the Retail Tax Free Obligations Fund, please state that while distributions may not be subject to federal tax, they may be subject to state and local income tax. Please also clarify in the disclosure that the Fund may invest up to 20% of its assets in taxable money market securities, as stated elsewhere in the prospectus, and therefore the Fund may invest a portion of its assets in securities that generate income that is not exempt from federal or state income tax. Finally, please state that any capital gains distributed by the Fund may be taxable. Item 11(f)(2) of Form N-1A.

Response: The disclosure has been revised accordingly.

21.	Comment: The last two paragraphs in the prospectuses describing the Institutional Prime Obligations Fund (Class T, V, Y, and Z) describe the potential tax consequences relating to a sale of Institutional Prime Obligations Fund shares given that the Fund is subject to a floating NAV, including how the choice of accounting method could impact the tax treatment of such sale. Please also describe the tax consequences relating to the sale of shares of the other Funds if such Funds were not able to maintain a stable NAV or were to impose a liquidity fee, as is done in the other prospectuses in the registration statement.

Response: The disclosure has been revised accordingly.

Financial Highlights

22.	Comment: Please update the financial highlights and financial statements to the fiscal year ended August 31, 2021.

Response: The requested change has been made.

Back Cover

23.	Comment: Please disclose the SEC file number in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). Item 1(b)(4) of Form N-1A.

Response: The requested change has been made.

Statement of Additional Information

Investment Restrictions

24.	Comment: The Funds’ concentration policy states that they will not concentrate in a particular industry, except that there shall be no limitation on the purchase of obligations of domestic commercial banks, excluding for this purpose, foreign branches of domestic commercial banks. We note that, as stated in the prospectuses, only the Institutional Prime Obligations Fund and Retail Prime Obligations Fund will concentrate their investments in the banking industry.

a.	With respect to the Government Obligations Fund, Treasury Obligations Fund, U.S. Treasury Money Market Fund, and Retail Tax Free Obligations Fund, please revise this policy to clearly state that such Funds will not concentrate in any industry. While the Funds may exclude in their concentration policy deposit instruments of U.S. banks, the Funds may not retain discretion as to when or whether they may concentrate in the banking industry. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).

Response: The requested change has been made.

b.	Please provide a separate concentration policy with respect to the Institutional Prime Obligations Fund and Retail Prime Obligations Fund, and replace the language that “there shall be no limitation on the purchase of obligations of domestic commercial banks, excluding for this purpose, foreign branches of domestic commercial banks” with language that more clearly states that these Funds will concentrate their investments in the banking industry.

Response: The requested change has been made.

c.	Please revise the paragraph regarding concentration that follows the fundamental investment restrictions accordingly. In doing so, please make sure to remove the disclosure suggesting that the Government Obligations Fund, Treasury Obligations Fund, U.S. Treasury Money Market Fund, and Retail Tax Free Obligations Fund may concentrate in the banking industry under circumstances that, in the opinion of the adviser, justify such concentration. The Government Obligations Fund, Treasury Obligations Fund, U.S. Treasury Money Market Fund, and Retail Tax Free Obligations Fund will invest exclusively or primarily in securities issued by companies outside of the banking industry, and thus will never be in a position to invest to such a degree in the banking industry (as noted later on in this same paragraph).

Response: The requested change has been made.

25.	Comment: The concentration policy also states that the U.S. Government and its political subdivisions are not considered members of any industry. While a fund’s 25% limit on investing in any one industry does not apply to investments in tax-exempt securities issued by governments or political subdivisions of governments, a fund must include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental issuers. Please provide in adjacent disclosure a statement to that effect.

Response: The requested change has been made.

26.	Comment: In the paragraph regarding concentration that follows the fundamental investment restrictions, please revise the statement that the Retail Tax Free Obligations Fund’s policy to invest at least 80% of its total assets in municipal securities is a fundamental policy that may not be changed without shareholder approval, to more accurately state that the Fund’s fundamental investment policy is to invest its assets so that at least 80% of the income that it distributes will be exempt from federal regular income tax, including the federal alternative minimum tax. Please move this disclosure to a separate paragraph, as it does not relate to concentration. Item 16(c)(1)(vii) of Form N-1A.

Response: The requested change has been made.

27.	Comment: As stated in the prospectuses, each of the Government Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund has a policy to invest “exclusively” in the type of investment suggested by its name. The prospectus also states that each Fund will provide shareholders with at least 60 days advance notice before changing this policy. Please reconcile this with the disclosure in the last paragraph of the Investment Restrictions discussion, which states that each such Fund has an 80% policy (rather than an exclusive policy) to invest in the type of investment suggested by its name, which will not be changed without at least 60 days advance notice. When doing so, please also ensure that the wording of the type of investment is consistent between the prospectus and the statement of additional information (e.g., the Government Obligations Fund invests exclusively in short-term U.S. Government securities.

Please also clarify the Rule 35d-1 policy for the Retail Tax Free Obligations Fund. In particular, please be clear that the Fund has a fundamental investment policy to invest its assets so that at least 80% of the income that it distributes will be exempt from federal regular income tax, including the federal alternative minimum tax, and please remove disclosure regarding the Fund’s non-fundamental 80% investment policy, which is not “required by current SEC regulations.” Rule 35d-1(a)(4) of the 1940 Act.

Response: With respect to the first part of the Staff's comment, the Registrant respectfully notes that each of Government Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund have chosen to adhere in practice to a more restrictive policy than what Rule 35d-1 requires and intends to invest exclusively in the type of investment suggested by its name. Accordingly, the Registrant has retained the term "exclusively", as used in each Fund's prospectus. The Registrant has kept references to each Fund's "80% policy" in the Investment Restrictions section of the SAI for the purpose of disclosing Rule 35d-1 requirements.

With respect to the second part of the Staff's comment, the Registrant confirms that the requested change has been made.

Trustee Ownership of Securities of the Funds or Adviser

28.	Comment: Because each Fund will assume the financial and other historical information of each corresponding Predecessor Fund, please state the dollar range of equity securities beneficially owned by each trustee in each Predecessor Fund and, on an aggregate basis, in any registered investment companies overseen by the trust within the same family of investment companies as the Predecessor Funds, as of the end of the most recently completed calendar year. Item 17(b)(4) of Form N-1A.

Response: The requested change has been made.

29.	Comment: In the second paragraph, please revise the disclosure to clarify that such ownership is with respect to the Predecessor Funds.

Response: The requested change has been made.

Trustee Qualifications

30.	Comment: For each trustee, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Funds at the time that the disclosure is made, in light of the Funds’ business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications. Item 17(b)(10) of Form N-1A.

Response: The requested change has been made.

Trustee Compensation

31.	Comment: For all trustees and for all members of any advisory board who receive compensation from the Funds, and for each of the three highest paid officers or any affiliated person of the Funds who received aggregate compensation from the Funds for the most recently completed fiscal year exceeding $60,000, please provide the information required by the table set forth in Item 17(c)(1) of Form N-1A. Because the Trust has not completed its first full year since its organization, please furnish this information for the current fiscal year, estimating future payments that would be made pursuant to an existing agreement or understanding, disclosing in a footnote to the table the period for which the information is furnished. Instruction 2 to Item 17(c)(1).

Response: The requested change has been made.

32.	Comment: Please describe briefly the material provisions of any pension, retirement, or other plan or any arrangement as required by Item 17(c)(2) of Form N-1A.

Response: The requested change has been made.

Investment Advisory and Other Services for the Funds

33.	Comment: Because each Fund will assume the financial and other historical information of each corresponding Predecessor Fund, please provide the total dollar amounts that each Predecessor Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years. Item 19(a)(3) of Form N-1A.

Response: The requested change has been made.

34.	Comment: Similarly, please disclose the total dollars paid for the past three years to the administrator and to any other provider of management-related service contracts in connection with the Predecessor Funds. Item 19(d) of Form N-1A.

Response: The requested change has been made.

Transfer Agent

35.	Comment: Please state the principal business address of the Funds’ transfer agent.

Response: The requested change has been made.

Distributor

36.	Comment: Please state whether the offering is continuous. Item 25(a)(2) of Form N-1A.

Response: The requested change has been made.

37.	Comment: Because each Fund will assume the financial and other historical information of each corresponding Predecessor Fund, please state the aggregate dollar amount of underwriting commissions and the amount retained by the principal underwriter for each of the Predecessor Funds’ last three fiscal years. Item 25(a)(3) of Form N-1A.

Response: The requested change has been made.

Derivative and Direct Claims of Shareholders

38.	Comment: Please revise the disclosure to be clear that a “derivative” claim, as defined in this section and as referenced in paragraphs two through four, does not include any derivative or other claim arising under the U.S. federal securities laws. Please also make corresponding changes in the Trust’s Bylaws.

Response: The requested change has been made.

39.	Comment: As the last paragraph of this section does not relate to derivative and direct shareholder claims, please consider moving it to a separate section of the statement of additional information to avoid investor confusion. Further, because each Fund will assume the financial and other historical information of each corresponding Predecessor Fund, please provide this information with respect to the share classes for each Predecessor Fund or, alternatively, please indicate the ownership that would result from consummation of the impending plan of acquisition. Item 18(b) and (c) of Form N-1A and Instruction 2 to Item 18(b). Please also add disclosure with regard to control persons of each Predecessor Fund per Item 18(a) of Form N-1A.

Response: The requested changes have been made.

*          *          *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Sincerely,
/s/Rita Rubin
Rita Rubin

cc:	Paulita A. Pike, Esq.

Eric J. Thole

Jill M. Stevenson

Richard J. Ertel, Esq.